UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.   4)*

RedEnvelope, Inc.

(Name of Issuer)

Common Stock
(Title of Class of Securities)

75733R 60 1
(CUSIP Number)

Scott Galloway 42 W. 15th Street, #2 New York, NY 10011 (917) 567-2841 With a copy to: Stuart G. Stein, Esq. Hogan & Hartson L.L.P. 555 13th Street, N.W. Washington, D.C. 22201 (202) 637-8575

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 25, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75733R 60 1	Page 2 of 21

1. Names of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only):
Scott Galloway
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)
3. SEC Use Only

4. Source of Funds (See Instructions): PF, AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6. Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 829,945

8. Shared Voting Power: 0

9. Sole Dispositive Power: 829,945

10. Shared Dispositive Power: 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 829,945

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11): 9.4(1)

14. Type of Reporting Person (See Instructions): IN

1  Based upon 8,819,892 shares outstanding, as reported in RedEnvelope, Inc.’s Form 10-Q for the quarter ended December 26, 2004.

CUSIP No. 75733R 60 1	Page 3 of 21

1. Names of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only):
R. Ian Chaplin
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)
3. SEC Use Only

4. Source of Funds (See Instructions): PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6. Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0

8. Shared Voting Power: 409,768(1)

9. Sole Dispositive Power: 0

10. Shared Dispositive Power: 409,768(1)
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 409,768(1)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13. Percent of Class Represented by Amount in Row (11): 4.6(2)

14. Type of Reporting Person (See Instructions): IN

1  These shares are held jointly by Mr. Chaplin and his spouse.

2  Based upon 8,819,892 shares outstanding, as reported in RedEnvelope, Inc.’s Form 10-Q for the quarter ended December 26, 2004.

CUSIP No. 75733R 60 1	Page 4 of 21

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Martin McClanan
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)
3. SEC Use Only

4. Source of Funds (See Instructions): PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6. Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 20,963(1)

8. Shared Voting Power: 0

9. Sole Dispositive Power: 20,963(1)

10. Shared Dispositive Power: 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 20,963(1)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11): 0.2(2)

14. Type of Reporting Person (See Instructions): IN

1  Includes options to purchase 15,714 shares, all of which are presently exercisable.

2  Based upon 8,819,892 shares outstanding, as reported in RedEnvelope, Inc.’s Form 10-Q for the quarter ended December 26, 2004.

CUSIP No. 75733R 60 1	Page 5 of 21

1. Names of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only):
Michael L. Meyer
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)
3. SEC Use Only

4. Source of Funds (See Instructions): PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6. Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 65,066

8. Shared Voting Power: 9,103(1)

9. Sole Dispositive Power: 65,066

10. Shared Dispositive Power: 9,103(1)
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 74,169(1)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11): 0.8(2)

14. Type of Reporting Person (See Instructions): IN

1  Includes 9,103 shares held of record by Mr. Meyer’s spouse.

2  Based upon 8,819,892 shares outstanding, as reported in RedEnvelope, Inc.’s Form 10-Q for the quarter ended December 26, 2004.

CUSIP No. 75733R 60 1	Page 6 of 21

1. Names of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only):
Firebrand Partners, LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)
3. SEC Use Only

4. Source of Funds (See Instructions): AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6. Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 597,000

8. Shared Voting Power: 0

9. Sole Dispositive Power: 597,000

10. Shared Dispositive Power: 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 597,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11): 6.8(1)

14. Type of Reporting Person (See Instructions): OO

1  Based upon 8,819,892 shares outstanding, as reported in RedEnvelope, Inc.’s Form 10-Q for the quarter ended December 26, 2004.

CUSIP No. 75733R 60 1	Page 7 of 21

1. Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Glenn J. Krevlin
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)
3. SEC Use Only

4. Source of Funds (See Instructions): AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6. Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 597,000

8. Shared Voting Power: 0

9. Sole Dispositive Power: 597,000

10. Shared Dispositive Power: 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 597,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11): 6.8(1)

14. Type of Reporting Person (See Instructions): IN, HC

1  Based upon 8,819,892 shares outstanding, as reported in RedEnvelope, Inc.’s Form 10-Q for the quarter ended December 26, 2004.

CUSIP No. 75733R 60 1	Page 8 of 21

1. Names of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only):
Krevlin Advisors, LLC 13-4153005
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)
3. SEC Use Only

4. Source of Funds (See Instructions): AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6. Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 597,000

8. Shared Voting Power: 0

9. Sole Dispositive Power: 597,000

10. Shared Dispositive Power: 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 597,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11): 6.8(1)

14. Type of Reporting Person (See Instructions): HC

1  Based upon 8,819,892 shares outstanding, as reported in RedEnvelope, Inc.’s Form 10-Q for the quarter ended December 26, 2004.

CUSIP No. 75733R 60 1	Page 9 of 21

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
GJK Capital Management, LLC 13-4146739
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)
3. SEC Use Only

4. Source of Funds (See Instructions): AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6. Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0

8. Shared Voting Power: 597,000(1)

9. Sole Dispositive Power: 0

10. Shared Dispositive Power: 597,000(1)
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 597,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11): 6.8(2)

14. Type of Reporting Person (See Instructions): HC

1  GJK Capital Management LLC, is the general partner of one of the Class A members of Firebrand, LLC.  The shares reported consist of the shares held by Firebrand Partners, LLC.

2  Based upon 8,819,892 shares outstanding, as reported in RedEnvelope, Inc.’s Form 10-Q for the quarter ended December 26, 2004.

CUSIP No. 75733R 60 1	Page 10 of 21

1. Name of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only):
Glenhill Capital LP 13-4149785
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)
3. SEC Use Only

4. Source of Funds (See Instructions): AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6. Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0

8. Shared Voting Power: 597,000(1)

9. Sole Dispositive Power: 0

10. Shared Dispositive Power: 597,000(1)
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 597,000(1)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11): 6.8(2)

14. Type of Reporting Person (See Instructions): PN

1  Glenhill Capital LP is a Class A member of Firebrand Partners, LLC.  The shares reported consist of the shares held by Firebrand Partners, LLC.

2  Based upon 8,819,892 shares outstanding, as reported in RedEnvelope, Inc.’s Form 10-Q for the quarter ended December 26, 2004.

CUSIP No. 75733R 60 1	Page 11 of 21

1. Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Glenhill Capital Overseas GP, Ltd. 98-0426124
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)
3. SEC Use Only

4. Source of Funds (See Instructions): AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6. Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0

8. Shared Voting Power: 597,000(1)

9. Sole Dispositive Power: 0

10. Shared Dispositive Power: 597,000(1)
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 597,000(1)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11): 6.8(2)

14. Type of Reporting Person (See Instructions): CO

1  Glenhill Capital Overseas GP, Ltd. is the general partner of one of the Class A members of Firebrand Partners, LLC.  The shares reported consist of the shares held by Firebrand Partners, LLC.

2  Based upon 8,819,892 shares outstanding, as reported in RedEnvelope, Inc.’s Form 10-Q for the quarter ended December 26, 2004.

CUSIP No. 75733R 60 1	Page 12 of 21

1. Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Glenhill Capital Overseas Master Fund, L.P. 98-0426132
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)
3. SEC Use Only

4. Source of Funds (See Instructions): AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6. Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0

8. Shared Voting Power: 597,000(1)

9. Sole Dispositive Power: 0

10. Shared Dispositive Power: 597,000(1)
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 597,000(1)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11): 6.8(2)

14. Type of Reporting Person (See Instructions): PN

1  Glenhill Capital Overseas Master Fund, L.P. is a Class A member of Firebrand Partners, LLC.  The shares reported consist of the shares held by Firebrand Partners, LLC.

2  Based upon 8,819,892 shares outstanding, as reported in RedEnvelope, Inc.’s Form 10-Q for the quarter ended December 26, 2004.

This Amendment No. 4 amends (a) the Schedule 13D filed on June 30, 2004 (the “Initial Schedule 13D”) by Scott Galloway, R. Ian Chaplin, Martin McClanan and Michael L. Meyer (the “Original Reporting Persons”) relating to the common stock, par value $0.01 per share (the “Common Stock”) of RedEnvelope, Inc. (the “Issuer”), (b) Amendment No. 1 to the Initial Schedule 13D, filed by the Reporting Persons on July 12, 2004, (c) Amendment No. 2 to the Initial Schedule 13D, filed by the Reporting Persons on July 16, 2004, and (d) Amendment No. 3 to the Initial Schedule 13D, filed by the Reporting Persons on May 12, 2005.  References to this “Schedule 13D” are to the Initial Schedule 13D as amended by the aforementioned amendments.

This Amendment No. 4 includes Firebrand Partners, LLC, a Delaware limited liability company (“Firebrand”) and its affiliates (collectively, the “New Reporting Persons”) as additional reporting persons.  References in this Amendment No. 4 to the “Reporting Persons” are to the Original Reporting Persons and the New Reporting Persons collectively.  Other capitalized terms used in this Amendment No. 4 without definition have the meanings given to them in the Initial Schedule 13D.

Item 1.  Security and Issuer

This Schedule 13D relates to the Common Stock of the Issuer.  The address of the Issuer’s principal executive offices is 149 New Montgomery Street, San Francisco, California 94105.

Item 2.  Identity and Background

This Schedule 13D is being filed by the Reporting Persons:

Original Reporting Persons:

Scott Galloway

(a)                                  Name:  Scott Galloway

(b)                                 Address:  42 West 15th Street, No. 2, New York, NY  10011

(c)                                  Principal Occupation: Visiting Assistant Professor, New York University Leonard N. Stern School of Business, which has its principal business address at 44 West Fourth Street, New York, NY  10012

(d)                                 During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, rendered him subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                    Citizenship:  United States

R. Ian Chaplin

(a)                                  Name:  R. Ian Chaplin

(b)                                 Address:  716 La Canada Street, La Jolla, CA  92037

(c)                                  Principal Occupation: Founder and Vice President of Product Development, Bidshift, Inc., which has its principal business address at 5414 Oberlin Drive, Suite 240, San Diego, California 92121

(d)                                 During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, rendered him subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                    Citizenship:  United States

Martin McClanan

(a)                                  Name:  Martin McClanan

(b)                                 Address:  128 Third Avenue, San Francisco, CA  94118

(c)                                  Principal Occupation: Executive Officer of Flax art & design, which has its principal business address at 240 Valley Drive, Brisbane, CA 94005

(d)                                 During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, rendered him subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                    Citizenship:  United States

Michael L. Meyer

(a)                                  Name:  Michael L. Meyer

(b)                                 Address:  18101 Van Karman, Suite 1050, Irvine, CA  92612

(c)                                  Principal Occupation: Chief Executive Officer of Michael L. Meyer Company, which has its principal business address at 18101 Van Karman, Suite 1050, Irvine, CA  92612

(d)                                 During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, rendered him subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                    Citizenship:  United States

New Reporting Persons

The New Reporting Persons are Firebrand Partners, LLC (“Firebrand”); Glenn J. Krevlin; Krevlin Advisors, LLC (“Krevlin Advisors”); GJK Capital Management LLC (“GJK”), Glenill Capital LP (“Glenhill Capital”); Glenhill Capital Overseas GP, Ltd. (“Overseas GP”); and Glenhill Capital Overseas Master Fund, L.P. (“Overseas Master”).  Glenhill Capital and Overseas Master are members of Firebrand.  Glenn J. Krevlin is the managing member and control person of Krevlin Advisors and a director of Overseas GP.  Krevlin Advisors is the managing member of GJK, and GJK is the general partner and control person of Glenhill Capital.  Overseas GP is the general partner of Overseas Master.

Firebrand Partners, LLC

Firebrand is a Delaware limited liability company formed for the purpose of investing in shares of the Issuer.  The address of its principal business office is 100 SouthPoint, No. 601, Miami, FL 33139. During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, rendered him subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Glenn J. Krevlin

(a)                                  Name:  Glenn J. Krevlin

(b)                                 Address:  598 Madison Avenue, 12th Floor, New York, NY  10022

(c)                                  Principal Occupation: Founder and Managing Member of GJK Capital Advisors LLC and Krevlin Advisors, which have their principal place of business at 598 Madison Avenue, 12th Floor, New York, NY 10022

(d)                                 During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, rendered him subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                    Citizenship:  United States

Krevlin Advisors, LLC

Krevlin Advisors is a Delaware limited liability company engaged in the business of investment management.  The address of its principal business office is 598 Madison Avenue, 12th Floor, New York, NY  10022.  During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, rendered him subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

GJK Capital Management, LLC

GJK is a Delaware limited liability company engaged in the business of investment management.  The address of its principal business office is 598 Madison Avenue, 12th Floor, New York, NY  10022.  During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, rendered him subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Glenhill Capital LP

Glenhill Capital is a Delaware limited partnership.  Glenhill Capital is a private investment vehicle formed for the purpose of investing and trading in a variety of securities and financial instruments.  The address of its principal business office is 598 Madison Avenue, 12th Floor, New York, NY  10022.  During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, rendered him subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Glenhill Capital Overseas GP, Ltd.

Overseas GP is a Cayman Islands exempted company formed for the purpose of being the general partner of Overseas Master.  The address of its principal business office is 598 Madison Avenue, 12th Floor, New York, NY  10022.  During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, rendered him subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Glenhill Capital Overseas Master Fund, L.P.

Overseas Master is a Cayman Islands exempted limited partnership.  Overseas Master is a private investment vehicle formed for the purpose of investing and trading in a variety of securities and financial instruments.  The address of its principal business office is 598 Madison Avenue, 12th Floor, New York, NY  10022.  During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, rendered him subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

With the exception the shares of Common Stock acquired by Mr. Galloway through Firebrand Partners, LLC, each of the Original Reporting Persons acquired the shares of Common Stock beneficially owned by him over the past several years with his own personal funds.

Mr. Galloway, Glenhill Capital and Overseas Master formed Firebrand for the purpose of investing in shares of the Issuer.  Mr. Galloway contributed personal funds to Firebrand, and each of Glenhill Capital and Overseas Master contributed funds from its partners’ contributed capital to Firebrand.  Firebrand may acquire additional shares of Common Stock and will fund any such purchases with additional contributions from its members. Firebrand did not purchase any of the Common Stock with borrowed funds.

Item 4.  Purpose of Transaction.

Item 4 is supplemented as follows:

Firebrand has purchased 597,000 shares of Common Stock for investment purposes and to support Mr. Galloway and the other Reporting Persons in their effort to bring about corporate governance changes at the Issuer to improve the operations of the Issuer and increase shareholder value.

Mr. Galloway also has submitted to the Issuer written notice, pursuant to Section 2.5 of the Issuer’s Bylaws, of his nomination of four persons for election as directors at the Issuer’s 2005 annual meeting:  Mr. Galloway, Robert M. Perkowitz, John Pound and Gregory Shove (collectively, the “Candidates”).  Mr. Galloway and the other Reporting Persons believe that these four Candidates would bring to the Board of Directors operational experience in specialty retail and public company board experience that the Board currently lacks.  A copy of the notice is attached as an Exhibit to this Schedule 13D.

Mr. Galloway has expressed to the Board of Directors his hope that the Nominating Committee will review the Candidates and select them as the Board’s nominees to augment and strengthen the Board.  If the Reporting Persons are unsuccessful in convincing the Nominating Committee, or the Board as a whole, to accept the Candidates or effect the other necessary governance changes, the Reporting Persons will consider a number of alternatives, including soliciting authority directly from stockholders to elect the Candidates to the Board at the Issuer’s 2005 annual meeting of stockholders.  If the Candidates are elected to the Board of Directors, the Reporting Persons expect that the newly elected Board of Directors will promptly perform a comprehensive review of the Issuer’s operations, finances, capital structure and management in order to commence a course of action to attempt to improve the Issuer’s results of operations and increase shareholder value.

Depending upon the Reporting Persons’ ongoing assessment and evaluation of the market for the Common Stock and the reaction of the Issuer’s Board of Directors in response to the Reporting Person’s concerns, the Reporting Persons may make further purchases of shares of Common Stock or may dispose of any or all the shares of Common Stock held by them.

Except as noted in this Schedule 13D, no Reporting Person has any plans or proposals which relate to, or would result in, any of the matters referred to in paragraph (a) through (j), inclusive, of Item (4) of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.  Interests in Securities of the Issuer.

The information required to be disclosed pursuant to paragraphs (a) and (b) of this Item 4 are incorporated by reference to the cover pages of this Schedule 13D.  The Reporting Persons collectively beneficially own an aggregate of 1,334,845 shares of Common Stock, constituting approximately 15.1% of the Common Stock outstanding, based upon the number of shares reported as issued and outstanding in the Issuer’s Form 10-Q for the quarter ended December 26, 2004.

(c)           Since the filing of Amendment No. 3 to the Initial Schedule 13D, Firebrand purchased (i) 547,000 shares of Common Stock at $10.03 per share on May 25, 2005 and (ii) 50,000 shares of Common Stock at $9.93 per share on May 26, 2005.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Mr. McClanan currently holds options to purchase 15,714 shares of Issuer Common Stock at an exercise price of $5.85 per share.  Such options are scheduled to expire on August 3, 2005.

Mr. Galloway granted options to purchase shares of Issuer preferred stock, which converted into options to purchase an aggregate of 40,424 shares of Issuer Common Stock upon the closing of Issuer’s initial public offering, to various employees of Prophet Brand Strategy, Inc. In addition, Mr. Galloway granted a warrant to Mr. Gregory Shove to purchase shares of Issuer preferred stock, which also converted into a warrant to purchase 13,577 shares of Issuer common stock upon the closing of the initial public offering. As of May 25, 2005, Mr. Shove had 2,903 shares available for purchase under the warrant at an exercise price of $1.1968 per share, and options to purchase an aggregate of 1,067 shares at an exercise price of $1.5223 per share.

Mr. Chaplin granted options to purchase shares of Issuer preferred stock, which converted into options to purchase an aggregate of 40,424 shares of Issuer Common Stock upon the closing of Issuer’s initial public offering, to various employees of Prophet Brand Strategy, Inc.  In addition, Mr. Chaplin granted a warrant to Mr. Shove to purchase shares of Issuer preferred stock, which also converted into a warrant to purchase 13,577 shares of Issuer common stock upon the closing of the initial public offering. As of May 25, 2005, Mr. Shove had 2,903 shares available for purchase under the warrant at an exercise price of $1.1968 per share, and options to purchase an aggregate of 2,134 shares at an exercise price of $1.5223 per share.

Mr. Galloway, Glenhill Capital and Overseas Master, as the members of Firebrand, are parties to the Limited Liability Company Agreement of Firebrand.  Firebrand was formed for the purpose of investing in the Common Stock.

Glenn J. Krevlin is the managing member and control person of Krevlin Advisors and a director of Overseas GP.  Krevlin Advisors is the managing member of GJK, and GJK is the general partner and control person of Glenhill Capital.  Overseas GP is the general partner of Overseas Master.

Item 7. Material to Be Filed as Exhibits.

The following additional exhibit is filed herewith:

1.                                       Joint Filer Statement

2.                                       Limited Liability Company Agreement of Firebrand Partners, LLC

3.                                       Copy of the notice dated May 27, 2005 from Scott Galloway of his nomination of the Candidates for election as directors of RedEnvelope, Inc.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  May 27, 2005

/s/ Scott Galloway
Scott Galloway

/s/ R. Ian Chaplin*
R. Ian Chaplin

/s/ Martin McClanan*
Martin McClanan

/s/ Michael L. Meyer*
Michael L. Meyer

Firebrand Partners, LLC

/s/ Scott Galloway
Scott Galloway, Manager

/s/ Glenn J. Krevlin
Glenn J. Krevlin

Krevlin Advisors, LLC

/s/ Glenn J. Krevlin
Glenn J. Krevlin, Managing Member

GJK Capital Management, LLC

/s/ Glenn J. Krevlin
Glenn J. Krevlin, Managing Member

Glenhill Capital LP
By: GJK Capital Management, LLC, its General Partner
By: Krevlin Advisors, LLC, its Managing Member

/s/ Glenn J. Krevlin
Glenn J. Krevlin, Managing Member

Glenhill Capital Overseas GP, Ltd.

/s/ Glenn J. Krevlin
Glenn J. Krevlin, Director

Glenhill Overseas Master Fund, L.P.
By: Glenhill Capital Overseas GP, Ltd., its General Partner

/s/ Glenn J. Krevlin
Glenn J. Krevlin, Director

* By power of attorney included in Amendment No. 2 to the Initial Schedule 13D, filed with the Securities and Exchange Commission on July 16, 2004.

/s/ Scott Galloway
Scott Galloway
Attorney-in-Fact